FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated February 13, 2025

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 13 February, 2025

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 13 February 2025
Publication of Supplement

Exhibit 99

Publication of Supplement

The following Supplement has been approved by the Financial Conduct Authority and is available for viewing:

Supplement dated 13 February 2025 (the "Supplement") relating to the U.S.$25,000,000,000 Debt Issuance Programme of Unilever Finance Netherlands B.V., Unilever Capital Corporation and Unilever PLC (as Issuers) and Unilever PLC and Unilever United States, Inc. (as Guarantors).

The Supplement should be read and construed in conjunction with the Information Memorandum dated 16 May 2024 (the "Information Memorandum") and the supplement to the Information Memorandum dated 25 July 2024.

To view the Supplement, and the document incorporated by reference therein, please paste the following URL into the address bar of your browser.

https://www.unilever.com/files/supplement-dated-13-february-2025.pdf

https://www.unilever.com/files/ir-q4-2024-full-announcement.pdf

The full documents will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

For further information, please contact:

Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY

T: +44 (0) 20 7822 5252
F: +44 (0) 20 7822 5464

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Supplement is not addressed. Prior to relying on the information contained in the Supplement, you must ascertain from the Information Memorandum whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Forward-looking statements

This announcement may contain forward-looking statements. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements.